Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Nine Months Ended
September 30, 2013
Earnings:
Loss before income and mining tax and other items (1)	$(1,505)
Adjustments:
Fixed charges added to earnings	225
Amortization of capitalized interest	83

$(1,197)

Fixed Charges:
Net interest expense (2)	$211
Portion of rental expense representative of interest	13

Fixed charges added to earnings	224
Capitalized interest	80

$304

Ratio of earnings to fixed charges	(3.9)

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.